UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Five Prime Therapeutics, Inc.

(Name of Subject Company (Issuer))

Franklin Acquisition Sub, Inc.

a wholly owned subsidiary of

Amgen Inc.

(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

33830X104

(CUSIP Number of Class of Securities)

Jonathan P. Graham, Esq.

Executive Vice President, General Counsel and Secretary

One Amgen Center Drive

Thousand Oaks, California 91320-1799

(805) 447-1000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Francis J. Aquila

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,891,689,510.17	$206,383.33

(1)

Estimated solely for purposes of calculating the amount of the filing fee. Calculated by adding (a) 45,941,900 outstanding shares of Five Prime Therapeutics, Inc. (“Five Prime”) common stock, par value $0.001 per share (collectively, “Shares”) multiplied by $38.00, the offer price per Share (the “Offer Price”), plus (b) 631,004 Shares underlying Five Prime’s outstanding, unvested, restricted stock awards, multiplied by the Offer Price, plus (c) 4,228,899 Shares issuable upon the exercise of Five Prime’s outstanding stock options with an exercise price less than the Offer Price, multiplied by $28.83 (which is the Offer Price minus the weighted average exercise price for the options of $9.17 per Share). The calculation of the filing fee is based on information provided by Five Prime as of March 8, 2021.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $206,383.33	Filing Party: Amgen Inc.
Form of Registration No.: Schedule TO	Date Filed: March 18, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on March 18, 2021 by (a) Franklin Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Amgen Inc., a Delaware corporation (“Amgen”), and (b) Amgen. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Five Prime Therapeutics, Inc., a Delaware corporation (“Five Prime”), at a purchase price of $38.00 per Share, in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 18, 2021, a copy of which is attached as Exhibit (a)(1)(A) (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and restated as follows:

1.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is hereby amended and restated by adding the following paragraph after the first paragraph of the subsection entitled “Litigation”:

“Subsequent to the filing of the Offer to Purchase, later in the day on March 18, 2021, Elaine Wang, a purported stockholder of Five Prime, commenced an action in the United States District Court for the District of Delaware, captioned Elaine Wang v. Five Prime Therapeutics, Inc. et al., Case No. 1:21-cv-00395-UNA, against Five Prime and the current members of the Five Prime Board asserting claims under Sections 14(e),
14(d)(4), and 20(a) of the Exchange Act challenging the adequacy of certain public disclosures made by Five Prime concerning Five Prime’s proposed transaction with Amgen. The lawsuit seeks, among other things, an injunction preventing consummation of the proposed transaction with Amgen, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by the defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. No claims are asserted against Amgen. Defendants have not been served with nor have they answered the complaint. Defendants believe the claims asserted in the complaint are without merit.”

2.

The information set forth in the section of the Offer to Purchase entitled “The Tender Offer—Certain Legal Matters; Regulatory Approvals; Litigation” is hereby amended and supplemented by adding the following paragraph after the third paragraph of the subsection entitled “Antitrust Matters”:

“Subsequent to the filing of the Offer to Purchase, on March 19, 2021, Amgen and Five Prime each submitted a Premerger Notification and Report Form with the DOJ and the FTC in connection with the purchase of the Shares in the Offer. The 15-day waiting period is expected to expire on April 5 at 11:59pm Eastern Time. Although the parties have requested early termination of the waiting period, grants of early termination are still temporarily suspended.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021

AMGEN INC.

By:	/s/ Robert A. Bradway
Name:	Robert A. Bradway
Title:	Chairman of the Board, Chief Executive Officer and President

FRANKLIN ACQUISITION SUB, INC.

By:	/s/ Jonathan P. Graham
Name:	Jonathan P. Graham
Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)*	Offer to Purchase for Cash, dated March 18, 2021.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on March 18, 2021.

(a)(5)(A)*	Joint Press Release, dated March 4, 2021, incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(B)*

Transcript of Amgen investor call on March 4, 2021, incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(C)*

Transcript of excerpt of Amgen presentation on March 4, 2021, incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(a)(5)(D)*

Excerpt from newsletter sent to Five Prime employees on March 5, 2021, incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO-C filed by Amgen with the U.S. Securities and Exchange Commission on March 5, 2021.

(b)	Not applicable.

(d)(1)*

Agreement and Plan of Merger, dated as of March 4, 2021, by and among Amgen, Purchaser and Five Prime, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amgen with the U.S. Securities and Exchange Commission on March 4, 2021.

(d)(2)*	Mutual Non-Disclosure Agreement, effective as of July 29, 2019, by and between Amgen and Five Prime.

(d)(3)*	Amendment No. 1 to the Mutual Non-Disclosure Agreement, effective as of August 2, 2019, by and between Amgen and Five Prime.

(d)(4)*	Amendment No. 2 to the Mutual Non-Disclosure Agreement, effective as of June 16, 2020, by and between Amgen and Five Prime.

(d)(5)*	Non-Disclosure Agreement, dated as of February 12, 2021, by and between Amgen and Five Prime.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed